AQUAMER MEDICAL CORP.
23 Wallace Street, Suite 408
Red Bank, New Jersey 07701
800-316-9780

July 19, 2010

Mr. Eric Atallah
Reviewing Accountant
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

                Re: Aquamer Medical Corp.
                       Form 10-K for the Year Ended December 31, 2009 and
                       Form 10-Q for the Quarter Ended March 31, 2010
                       File No. 000-52327

Dear Mr. Atallah:

Aquamer Medical Corp.  ("Aquamer" , the "Company" or "we") is in receipt of your letter dated July 6, 2010 regarding your comments relating to the financial statements and related disclosures on Aquamer's Form 10-K for the Year Ended December 31, 2009 and Form  10-Q for the Quarter Ended March 31, 2010 (File No. 000-52327).

Please see our responses below:

Form 10-Q for the Quarter Ended March 31, 2010
Note 5 – Asset Acquisition and Formation of Aquamer Shipping Corp.

Comment:

1.       We note your response to prior comment 4. Please address the following comments:

·         Please explain to us in more detail the nature of the intangible assets that you purchased from ThermaFreeze and how you valued and determined the useful lives of the intangible assets.

·         Please provide to us the significant assumptions that were utilized within your net present value and cash flow calculations.

·         Please clarify to us what you mean by "fairness valuation." Discuss why you did not obtain a fairness valuation for the determination of the fair value of these intangible assets at or near the acquisition date.

Refer to the guidance in Topic 805 of the FASB Accounting Standards Codification.

Response:

         Regarding your comment asking for more detail of the nature of the intangible asset and the determination of the useful  lives of the intangible asset:

        The intangible asset has two components; the value attributable to the consulting agreement relating to the inventor of the A-1 Shipping Liner technology acquired in the transaction, in the amount of $164,000 and the value of intangible attributable to the technology and production process acquired in the amount of $684,000. The use lives were determined to be the life of the consulting agreement acquired including the agreements extension periods, a total of thirty (30) months.

         Regarding your comment asking for the significant assumptions utilized within our net present value and cash flow calculations:

        The significant assumptions used in the intangible asset attributable to the consulting agreement of $164,000, were the future monthly payments over a thirty month period with an interest rate of 2.0%. The significant assumptions used in determining the value of the technology and production process of $684,000,  was the projected cash flow and future earnings over a thirty month period with an interest rate of 2.0%.

         Regarding your comment clarifying our definition of a "fairness valuation" and why such a valuation was not obtained at the acquisition date:

         A "fairness valuation" or "fairness opinion" would be performed by an independent third party, who would review the significant cash flow assumptions, market data and trends and purchase price and rendered an opinion as to the"fairness" of the value of a transaction.

        Aquamer Medical Corp. did not seek a ‘fairness valuation" at the time of the transaction for the following reasons:

         The Company believes that management and the Board of Directors had sufficient knowledge of the technology, product process and industry to evaluate the purchase price, industry data and cash flow assumptions and;

         At the time of the transaction the Company did not have adequate funds available to incur such an expense.

Aquamer Medical Corp. acknowledges that:

·          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 800-316-9780 or 732-547-4746 or e-mail at rfalcone@aquamercorp.com.

Regards,

/s/ Richard D. Falcone

Richard D. Falcone
Chief Executive Officer